

November 19, 2025

<u>**Via Federal Express**</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 2:00pm on 11/19/25

Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) **11/19/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60607

    25004917

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (312) 786-5600   (312)-786-7138
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Laura Dickman   Associate General Counsel   Cboe BYX Exchange, Inc.   (312) 786-7572
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
                                             _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7 EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/19/25   Cboe BYX Exchange, Inc.
       (MM/DD/YY)   (Name of Applicant)
By: _____ [signature executed at 2:00pm on 11/19/25]   Laura Dickman, Associate General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this 19th day of November, 2025 by _____
                                    (Month)   (Year)   (Notary Public)
My Commission expires 8-6-28   County of Cook   State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C – AMENDMENT AS OF NOVEMBER 19, 2025

Summary of changes made to Exhibit C:

- For Cboe BYX Exchange, Inc., Kevin Murphy (Director) has been removed as a Director.
- For Cboe BZX Exchange, Inc., Kevin Murphy (Director) has been removed as a Director.
- For Cboe EDGA Exchange, Inc., Kevin Murphy (Director) has been removed as a Director.
- For Cboe EDGX Exchange, Inc., Kevin Murphy (Director) has been removed as a Director.
- For Cboe Exchange, Inc., Kevin Murphy (Director) has been removed as a Director.
- For CboeC2 Exchange, Inc., Kevin Murphy (Director) has been removed as a Director.
- For Cboe SEF, LLC., Kevin Murphy (Director) has been removed as a Director.
- For Cboe Futures Exchange, LLC. Kevin Murphy (Director) has been removed as a Director.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:	Title:		Commencement of Term Date:	
Andrew Bevers	Vice President, Head of Derivatives Account Coverage		03/01/24	
Prashant Bhatia	Executive Vice President, Head of Enterprise Strategy and Corporate Development		09/02/25	
Kristin Boyd	Senior Vice President, Global Head of Derivative Sales and Distribution		03/01/24	
Kevin Carrai	Senior Vice President, Global Head of		03/01/24	

	Market Data and Access Services				
Brittany Carter	Vice President, Corporate Strategy		03/01/24		
Cole Chmielewski	Vice President, Operations		03/01/24		
Bo Chung	Senior Vice President, Global Head of Sales and Index Licensing		03/01/24		
William Ciabattoni	Vice President, Product Management		03/01/24		
Gary Compton	Vice President, Communications		03/01/24		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer		03/01/24		
Laura Dickman	Vice President, Associate General Counsel		03/01/24		
Craig Donohue	Chief Executive Officer and President		05/20/25 08/12/25 - Title Change		
Meaghan Dugan	Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change		
James Enstrom	Senior Vice President, Chief Audit Officer		03/01/24		
Angelo Evangelou	Senior Vice President, Public Policy		03/01/24		
Stacie Fleming	Senior Vice President, Communications		03/01/24		
Stephanie Foley	Executive Vice President, Chief Human Resources Officer		03/01/24		
Jennifer Fuentes	Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change		

Todd Furney	Senior Vice President, Chief Risk Officer	03/01/24		
Megan Goett	Senior Vice President, Chief Marketing Officer	03/01/25		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	03/01/24		
Jill Griebenow	Executive Vice President, Chief Financial Officer , Treasurer	03/01/24		
John Hiatt	Vice President, Cboe Labs	03/01/24		
Robert Hocking	Executive Vice President, Global Head of Derivatives	10/21/25		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	03/01/24		
Matthew Iwamaye	Vice President, Associate General Counsel, Equities	03/01/24		
Chris Isaacson	Executive Vice President, Chief OPerating Officer	03/01/24		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	12/17/24		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	03/01/24		
Stephanie Lara	Senior Vice President, Deputy Chief Regulatory Officer	03/01/24		
Benjamin Lawson	Vice President, Chief Information Security Officer	12/17/24		

Tim Lipscomb		Executive Vice President, Chief Technology Officer	03/01/25 – Change in Title		
Marc Magrini		Vice President, Administration	03/01/24		
Scott Manziano		Vice President, Sales Operations	03/01/24		
Sarah McDowell		Vice President, Chief Enforcement Counsel	03/01/24		
Brian McElligott		Senior Vice President, Head of Data Vantage	10/21/25		
Kathleen Mikulak		Vice President, Regulation	03/01/24		
Guy Miller		Senior Vice President, Chief Legal Officer – North American Securities	10/21/25		
Emily Mitchell		Senior Vice President, Tax	03/01/24		
Anthony Montesano		Vice President, Market Structure	03/01/24		
Jordan Newmark		Vice President, Associate General Counsel	03/01/24		
Dennis O'Callahan		Vice President, Cboe Labs	03/01/24		
Dan Overmyer		Vice President, Options Regulation	03/01/24		
Hemang Patel		Vice President, Project Management	03/01/24		
Arthur Reinstein		Senior Vice President and Deputy General Counsel	03/01/24		
Stephanie Renner		Senior Vice President, Finance	03/01/24		
Patrick Sexton		Executive Vice President, General Counsel and Corporate Secretary	03/01/24		

Steven Sinclair	Vice President, Software Engineering	03/01/24	
Eileen Smith	Senior Vice President, Data and Analytics	03/01/24	
Nicholas Still	Vice President, Data Protection Officer	03/01/24	
Oliver Sung	Senior Vice President, North American Cash Equities	03/01/25 – Change in Title	
Alexandra Szakats	Vice President, Cboe Options Institute	7/17/24	
Natan Tiefenbrun	Senior Vice President, President North American and European Equities	7/17/24	
Hatice Unal	Senior Vice President, Infrastructure	03/01/24	
Joacim Wiklander	President & CEO of Cboe Canada	Head of Global Listings	7/17/24	
Allen Wilkinson	Senior Vice President, Chief Accounting Officer	03/01/24	
Clinton Wolf	Vice President, Operations	03/01/24	
Omarr Woodhouse	Vice President, Operations Support Center	03/01/24	
Troy Yeazel	Senior Vice President, Global Operations	03/01/24	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Arianne Adams	Senior Vice President, Head of Options and Global Client Services	01/07/19	10/31/23
Alexandra Albright	Senior Vice President, Chief Compliance Officer	03/01/24	03/03/25
Carmen (Lita) Brannan	Vice President, Government Relations	03/01/24	02/28/25

Catherine Clay		Executive Vice President, Global Head of Derivatives	03/01/24	09/30/25
Gina DeRaimo		Vice President, Derivatives Institute	01/07/20	05/04/24
John Deters		Executive Vice President, Chief Strategy Officer	02/28/17	11/07/23
Rob Hocking		Senior Vice President, Head of Product Innovation	03/01/24	04/30/25
Dave Howson		President	03/01/24	08/01/25
Adam Inzirillo		Executive Vice President, Global Head of Data and Access Solutions	03/01/24	09/05/25
Vaishali Javeri		Senior Vice President, Chief Legal Officer, North American Securities	12/19/22	08/23/24
Andrew Lowenthal		Senior Vice President, International Expansion and Business Development	02/28/17	12/31/23
Robert Marrocco		Vice President, Global Head of ETP Listings	03/01/24	03/10/25
Kyle Murray		Vice President and Associate General Counsel	03/01/24	03/14/25
Fredric Tomczyk		Chief Executive Officer	03/01/24	05/07/25
Umesh Yerram		Vice President, Chief Information Security Officer	02/02/21	06/27/24

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		08/13/24		
Gilbert Bassett		Director		08/13/24		
Craig Donohue		Director		08/12/25[1]		
Dave Howson		Director		08/13/24		08/01/25
Kevin Murphy		Director		08/13/24		11/13/25
Ananda Radhakrishnan		Director		08/13/24		
Miguel Rivera		Director		08/13/24		
David Roscoe		Director		08/13/24		
Hillary Sale		Director		08/13/24		
Scott Wagner		Director		08/13/24		

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)

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[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

- Bruce Andrews
- David Roscoe